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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response………10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                                                                                    Endologix, Inc.

(Name of Issuer)

                                                                     Common Stock, $.001 par value

(Title of Class of Securities)

                      29266S106

(CUSIP Number)

                                                                               December 31, 2006

(Date of Event Which  Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.	29266S106
1. Name of Reporting Persons.
C. R. Bard, Inc.
I.R.S. Identification Nos. of above persons (entities only).
22-1454160
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]
3. SEC Use Only
4. Citizenship or Place of Organization New Jersey, USA
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,274,045 shares
6. Shared Voting Power 0 shares
7. Sole Dispositive Power 1,274,045 shares
8. Shared Dispositive Power 0 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,045 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 2.99%
12. Type of Reporting Person (See Instructions) CO

Item 1.

(a)

Name of Issuer

Endologix, Inc.

(b)

Address of Issuer’s Principal Executive Offices

11 Studebaker

Irvine, California 92618

Item 2.

(a)

Name of Person Filing

C. R. Bard, Inc.

(b)

Address of Principal Business Office or, if None, Residence

730 Central Avenue

Murray Hill, New Jersey 07974

(c)

Citizenship

New Jersey, USA

(d)

Title of Class of Securities

Common Stock, $.001 par value

(e)

CUSIP Number

29266S106

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.

Ownership.

(a)

Amount beneficially owned:      1,274,045 shares                       .

(b)

Percent of class:          2.99%                   .

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote      1,274,045 shares                   .

(ii)

Shared power to vote or to direct the vote           0 shares              .

(iii)

Sole power to dispose or to direct the disposition of        1,274,045 shares                     .

(iv)

Shared power to dispose or to direct the disposition of            0 shares               .

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          February 14,  2007

Date

                      /s/ Todd C. Schermerhorn

Signature

                      Todd C. Schermerhorn

Senior Vice President and Chief Financial Officer
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)